Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
Commission File No.: 1-12069
     This filing, which includes an email sent to TD Bank Financial Group employees on October 30, 2007, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, (856) 751-9000.
     The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

EMAIL SENT TO TD BANK FINANCIAL GROUP EMPLOYEES ON OCTOBER 30, 2007

To:	TDBFG AVPs and Above
From:	Ed Clark, President and CEO

Subject:	Solidifying our North American Presence: An Integration Framework
Please share with your teams.
Four weeks ago, we announced our intention to acquire Commerce Bancorp Inc.
This isn’t a conventional acquisition of a bank and its assets. It is the acquisition of a business model, built around service of the customer through delivering what Commerce calls a “Wow!” experience, and focused on growth through rapid expansion of ideally located stores.
Commerce is a perfect fit and is consistent with our focus on being a leading, integrated North American financial institution centred on the customer.
Together with TD Banknorth’s strong operational history in mergers, excellent asset gathering skills, and focus on profitability, we have a potential combination that instantly makes us a top three player in the Northeastern United States, and perhaps the most dynamic growth-oriented bank in the U.S.
We have to deliver to our investors the economics we have promised in this transaction. This requires us to keep growing revenue, realizing the expected cost synergies and finding ways to improve the profitability of our strategies including better cross-selling of wealth management and personal lending products. But most importantly in order to be successful, the integration must capture the hearts and minds of all our employees and show them what is possible by bringing together our capabilities and expertise. The integration must not only build on TD Banknorth’s success as a leading commercial bank and preserve the “Wow!” culture and service model of Commerce, but bring it to a new level and extend it across our whole system.
Integration Principles
How will we do this? Communication, communication, communication.
As with any integration, there is always uncertainty, speculation, and concern. To proactively address those issues and to ensure that all of the integration planning remains focused on what we can do for customers, we have established a set of principles that will guide us going forward should we receive shareholder and regulatory approval.
We will:
- Protect or enhance the customer experience and expand our customer base
- Establish common leadership values and create a common culture built around the customer
- Treat employees fairly and with respect throughout the process
- Communicate major decisions to employees as soon as we can
- Leverage the best and the most cost-effective applications and processes to meet the needs of the new, stronger combined entity
Integration Framework
We have established three key groups to ensure we become the North American powerhouse and achieve our full potential:
Executive Decisioning Committee (EDC)
Chaired by Bharat Masrani, President and CEO of TD Banknorth, the EDC will be the key decision making body responsible for all major integration decisions. Reporting to me, the EDC will enhance the customer and employee retention experiences and will keep key stakeholders, including the Board of Directors, informed of the integration progress. In addition to Bharat, the EDC will include Dennis DiFlorio, Chairman, Commerce Bancorp; Bob Falese, President and CEO, Commerce; and John Fridlington, Chief Lending Officer, TD Banknorth.
Integration Office (IO)
We will create an Integration Office, Chaired by Carol Mitchell, EVP and Chief Administrative Officer, TD Banknorth, responsible for making integration recommendations to the EDC and for the implementation of those recommendations once approved. The Integration Office will ensure that all decisions are aligned with the integration principles, our business strategies, and our desire to become a truly North American bank.
The Office will also establish high-level objectives for the various integration committees that will be established as well as provide project management assistance for those committees. In addition to Carol, members of the IO will include, John Davies, SVP Corporate Services TDBFG; Teri Currie, EVP Human Resources TDBFG; Fred Graziano, President, Regional Banking, Commerce; Suzanne Poole, EVP Retail Distribution, TD Banknorth; Linda Verba, EVP Retail Operations, Commerce; and Steve Boyle, EVP and Chief Financial Officer, TD Banknorth.
Integration Committees
Reporting to the Integration Office, there will be a number of Business Integration Committees and Operational/Support Integration Committees that will lead the development and execution of detailed integration plans.
Membership for the committees will include representation from TDBFG, Commerce and TD Banknorth. Further details will be communicated as the Integration Committees become firmly established.
Your role as leaders
Change can be exciting, unsettling, overwhelming and invigorating — and sometimes all of those at once. And while I recognize that your team members will have lots of questions — many of which we don’t know the answer to yet — my ask of you is straightforward: Support your employees as we move through this integration together, and continue to deliver on the superior customer experience that TDBFG, TD Banknorth and Commerce are all known for.
We are embarking on an exciting journey to create a North American powerhouse bank that will win for our customers, colleagues and shareholders. I hope you share my excitement and enthusiasm for what I believe to be the most transformative time in TDBFG’s recent history.
Ed